December 22, 2006

Mail Stop 6010

Harry L. Bosco
Chief Executive Officer
Opnext, Inc.
1 Christopher Way
Eatontown, NJ 07724

> **Re: Opnext, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed December 13, 2006**
> **File No. 333-138262**

Dear Mr. Bosco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   Please tell us whether Ovum-RHK and LightCounting, Inc.:

- make their reports publicly available,
- received compensation from you for preparation of the statistics,
- prepared the statistics for use in the registration statement, or
- have consented to your use of their statistics in your document.

2.   We reissue comment 7 which sought equally prominent disclosure of your advantages and your challenges. Currently you highlight your advantages on page 2 with multiple separately captioned and explained paragraphs while on

page 3 you include one paragraph that amounts to an embedded list of captions regarding challenges. In this regard, it is unclear why it is appropriate to include this amount of detail regarding your advantages and strategy in your summary. Please note sample comment 28 from Updated Staff Legal Bulletin No. 7 (June 7, 1999) which refers to a bullet-point list of business strategy, with one sentence per bullet point.

Risk Factors, page 7

We face increasing competition…, page 9

3.   We note your response to prior comment 9. That comment sought revised disclosure clarifying the extent of your business derived from customers with price protection agreements. We reissue the first sentence of prior comment 9.

Our financial results may vary…, page 14

4.   We note your response to prior comment 11. Your risk factor disclosure should illustrate how the risk affects you, in particular, rather than present risks that could apply to any company. We reissue comment 11.

About this Prospectus, page 22

5.   From your disclosure as revised in response to prior comment 14, it is unclear whether you believe the information in your prospectus is reasonable or whether your disclosure is seeking to disclaim responsibility for information in your prospectus. Please revise.

Use of Proceeds, page 23

6.   We note your response to prior comment 15; however, Item 504 of Regulation S-K requires you to disclose the approximate amount intended to be used for each of the disclosed principal purposes of the offering. Therefore, we reissue the comment.

Management's Discussion and Analysis, page 31

Result of Operations, page 37

7.   Please balance your discussion of sales increases with the substance of the information you provided in response to prior comment 18.

8.   We note your response to prior comment 19. That comment sought disclosure in your document. Therefore, we reissue the comment.

Gross Margin, page 39

9.   Please more fully discuss how you were able to achieve the improved margins. Provide sufficient disclosure for investors to evaluate the sustainability of the changes and known material trends.

Liquidity and Capital Resources, page 44

10.   Please expand your disclosure to explain why you believe short-term loans may not be available to you after the offering.

Contractual Obligations, page 45

11.   The table required by Regulation S-K Item 303(a)(5) should be as of your latest fiscal year end balance sheet date. Provide updating disclosure by footnote or otherwise.

Competition, page 56

12.   We reissue prior comment 25 which sought balanced disclosure. From your current revisions, it remains unclear why competitors would be able to sell any products.

Stock Appreciation Rights, page 68

13.   We note your disclosure in response to prior comment 31; however, on page 4 you continue to disclose that your SARs have an exercise price. This disclosure implies that your SARs are similar to options and seems to be inconsistent with your revised disclosure on page 68. Please clarify.

Principal and Selling Stockholders, page 76

14.   We note your reference to "9 persons" in your revisions in response to prior comment 34. Please reconcile this disclosure to the 10 individuals mentioned on page 60.

Certain Relationships and Related Party Transactions, page 78

15.   We note your revisions in response to prior comment 38. However, the comment referred to your use of vague disclosure involving the term "certain" and related

words throughout this section, not just in the example provided. For example, we note your disclosure on page 80 regarding "certain limited circumstances, subject to certain conditions and Hitachi's consent or modification of such sublicense, or certain alternative action…"   Therefore, we reissue the comment.

16.   Please ensure that your disclosure includes the entire time period required by instruction 2 to Regulation S-K Item 404. This includes "the two fiscal years preceding [your] last fiscal year." For example, we note the disclosure on page 86 under "Opto Device Secondment Agreements" appears to be missing a year.

17.   We note your response to comment 40. With a view towards disclosure, please tell us of any past relationships between your CEO and Clarity, and when such relationships ended.

Description of Capital Stock, page 88

18.   We note your revised disclosure and response to comment 49. Your revised disclosure does not explain how options and other obligations to issue your classified securities will be affected by the conversion of your classified stock into common stock. We reissue the second sentence of comment 49.

Underwriting, page 97

19.   We note your revisions in response to prior comment 50 that explain "example" relationships. Please provide complete disclosure, not just selected examples.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Stock-Based Incentive Plans, page F-12

20.   We note your response to prior comment 57. Please note that we may have additional comments regarding your stock-based compensation when you update the Form S-1 with pricing information.

Signatures, page II-6

21.   Please include the second paragraph of text required on the Signatures page.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): J. Scott Hodgkins, *Latham & Watkins LLP*